Exhibit 99.2

Notice Regarding Approval of the Employment of Mrs. Revital Cohen-Tzemach

On April 1, 2015, the Company's Compensation Committee and Board of Directors (the "Board") approved the employment of Mrs. Revital Cohen-Tzemach (the "Employee"), the daughter of the Chief Executive Officer of the Company, Mr. Yizthak Nissan.

The Employee shall be employed in a full-time position for an 8 month transitional period effective as of March 1, 2015 (the "Transition Period"). During the Transition Period, she will receive a monthly salary in the amount of NIS 9,200 (the "Salary").

In addition to the Salary, the Company shall contribute (i) 14⅓% of the amount of the Salary (of which 8⅓% will be towards the Employee’s rights to severance pay) to the Employee's pension fund; or, (ii) 13⅓% of the amount of the Salary (of which 8⅓% will be towards the Employee’s rights to severance pay) to the Employee's manager’s insurance.

The Company expects that by the end of the Transition Period (October 31, 2015), the shareholders of the Company shall be asked to approve the employment of the Employee in the position of an assistant to the CEO, as of November 1, 2015, and under employment terms to be presented to the shareholders at such time.

Pursuant to the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5780-2000 (the "Regulations"), the approval of the shareholders of the Company is not required for transactions in connection with the employment of a relative of a controlling shareholder (the "Relative"), if: (i) the monthly salary of the Relative is not higher than the average wage per employee; (ii) the salary is reasonable, in light of the scope of the employment, the position and the skills of the Relative.

The Company's Compensation Committee and Board determined that the terms of the employment of the Employee are reasonable and fair, in light of Mrs. Cohen-Tzemach's skills, experience and her expected contribution to the Company, and that they do not deviate from the acceptable standards of the Company's sector. Also, it was determined that the Salary is lower than the average wage per employee, as published by the Israeli Central Bureau of Statistics, as of December 2014.

In accordance with Section 1C of the Regulations, one shareholder or more holding at least one percent of the issued capital or voting rights in the Company may submit a written objection to the Company not later than fourteen days from the day this report was issued. If such an objection is submitted, the Company will be required to approve the employment of Mrs. Cohen-Tzemach in accordance with the provisions of section 275 of the Israeli Companies Law, 5779-1999, which include the requirement for shareholders' approval.